

May 22, 2013

<u>Via E-mail</u>
Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

    RE: **ArcelorMittal**
           Form 20-F for the Year Ended December 31, 2012
           Filed February 15, 2013
           File No. 1-35788

Dear Mr. Mittal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Financial Statements</u>

<u>Note 11: Property, Plant and Equipment, page F-40</u>

2. Please confirm that you do not have any property, plant and equipment amounts for which the fair value is materially different from the carrying value or tell us how you considered

providing the disclosures in IAS 16.79(d). For any asset groups for which the fair value did not significantly exceed the carrying value, please tell us the carrying value of the asset groups and explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment. Please also tell us what consideration you gave to the provisions of IAS 16.79(b) and (c), as well.

Note 20: Income Tax, page F-68

3. We note that your income tax rate reconciliation includes a $9.6 billion adjustment for permanent items which is comprised primarily of non tax deductible provisions. Your disclosure on page F-69 attributes a portion of that permanent item to the $4.3 billion goodwill impairment charge recognized during 2012, however it appears that there may be other material items included within this line item which have not been described. Considering the significant impact that the increase in permanent items had upon your income tax benefit for 2012, please revise your future filings to quantify and more fully describe the components of your non tax deductible provisions for the year ended December 31, 2012.

Note 29: Financial Information for Issuer, Guarantor Subsidiaries…., page F-101

4. You disclose that on April 14, 2004, ArcelorMittal USA issued senior, unsecured debt securities due 2014. You indicate that the bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries. Please disclose whether or not there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please refer to Rule 3-10(i)(9) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief